UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OVERSTOCK.COM, INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

690370101
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690370101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Dorothy M. Byrne 2014 GRAT No. 3

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
172,576

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
172,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
172,576

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7%

12	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	690370101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
DMB Article III Trust 3 u/a/d May 9, 2012

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
352,675

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
352,675

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352,675

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.4%

12	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	690370101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2012 Trust No. 3 u/a/d December 20, 2012

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
116,442

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
116,442

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,442

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.5%

12	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	690370101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
The Dorothy M. Byrne Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,052,732

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,052,732

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,052,732

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.1%

12	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	690370101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Robert Snyder*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,694,425

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,694,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,694,425

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

 *Robert Snyder has shared dispositive and voting power solely in his capacity as co-trustee of Dorothy M. Byrne 2014 GRAT No. 3, DMB Article III Trust 3 u/a/d May 9, 2012, 2012 Trust No. 3 u/a/d December 20, 2012 and The Dorothy M. Byrne Revocable Trust.  Mr. Snyder has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

CUSIP No.	690370101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Daniel Mosley*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,694,425

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,694,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,694,425

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

 *Daniel Mosley has shared dispositive and voting power solely in his capacity as co-trustee of Dorothy M. Byrne 2014 GRAT No. 3, DMB Article III Trust 3 u/a/d May 9, 2012, 2012 Trust No. 3 u/a/d December 20, 2012 and The Dorothy M. Byrne Revocable Trust.  Mr. Mosley has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

Item 1.

(a) Name of Issuer:

Overstock.com, Inc.

(b) Address of Issuer’s Principal Executive Offices:

6350 South 3000 East
Salt Lake City, Utah 84121

Item 2.

(a) Name of Persons Filing:

Dorothy M. Byrne 2014 GRAT No. 3
DMB Article III Trust 3 u/a/d May 9, 2012
2012 Trust No. 3 u/a/d December 20, 2012
The Dorothy M. Byrne Revocable Trust
Robert Snyder
Daniel Mosley

(b) Address of Principal Business Office or, if none, Residence for each of the reporting persons:

Dorothy M. Byrne 2014 GRAT No. 3 16 King Road P.O. Box 85 Etna, NH 03750

DMB Article III Trust 3 u/a/d May 9, 2012 16 King Road P.O. Box 85 Etna, NH 03750

2012 Trust No. 3 u/a/d December 20, 2012 16 King Road P.O. Box 85 Etna, NH 03750

The Dorothy M. Byrne Revocable Trust 16 King Road P.O. Box 85 Etna, NH 03750

Robert Snyder 16 King Road P.O. Box 85 Etna, NH 03750

Daniel Mosley Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019

(c) Citizenship:

Dorothy M. Byrne 2014 GRAT No. 3 - New York
DMB Article III Trust 3 u/a/d May 9, 2012 - New York
2012 Trust No. 3 u/a/d December 20, 2012 - New York
The Dorothy M. Byrne Revocable Trust - New York
Robert Snyder - United States
Daniel Mosley - United States

(d) Title of Class of Securities:

Common Shares

(e) CUSIP Number:

690370101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

(a).	Amount beneficially owned:

See Schedule A hereto.

(b).	Percent of Class:

See Schedule A hereto.

(c).	Number of shares as to which such person has:

(i).	Sole power to vote or to direct the vote:

See Schedule A hereto.

(ii).	Shared power to vote or to direct the vote:

See Schedule A hereto.

(iii).	Sole power to dispose or to direct the disposition of:

See Schedule A hereto.

(iv).	Shared power to dispose or to direct the disposition of:

See Schedule A hereto.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Schedule A hereto.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2017

Dorothy M. Byrne 2014 GRAT No. 3

By:	/s/ Robert Snyder
Name: Robert Snyder
Title: Co-trustee

By:	/s/ Daniel Mosley
Name: Daniel Mosley
Title: Co-trustee

DMB Article III Trust 3 u/a/d May 9, 2012

By:	/s/ Robert Snyder
Name: Robert Snyder
Title: Co-trustee

By:	/s/ Daniel Mosley
Name: Daniel Mosley
Title: Co-trustee

2012 Trust No. 3 u/a/d December 20, 2012

By:	/s/ Robert Snyder
Name: Robert Snyder
Title: Co-trustee

By:	/s/ Daniel Mosley
Name: Daniel Mosley
Title: Co-trustee

The Dorothy M. Byrne Revocable Trust

By:	/s/ Robert Snyder
Name: Robert Snyder
Title: Co-trustee

By:	/s/ Daniel Mosley
Name: Daniel Mosley
Title: Co-trustee

Schedule A

BENEFICIAL OWNERSHIP AND VOTING OF COMMON SHARES

The percentages of class represented shown in the foregoing Schedule 13G/A as beneficially owned by Dorothy M. Byrne 2014 GRAT No. 3, DMB Article III Trust 3 u/a/d May 9, 2012, 2012 Trust No. 3 u/a/d December 20, 2012, The Dorothy M. Byrne Revocable Trust, Robert Snyder and Daniel Mosley were calculated using 25,383,283 common shares of Overstock.com, Inc. (the “Company”) outstanding on October 31, 2016 as reported by the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2016.

The 172,576 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Dorothy M. Byrne 2014 GRAT No. 3 represent (a) 0 shares as to which the Dorothy M. Byrne 2014 GRAT No. 3 has sole dispositive and voting power, and (b) 172,576 shares as to which the Dorothy M. Byrne 2014 GRAT No. 3 has shared dispositive and voting power.

The 352,675 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by the DMB Article III Trust 3 u/a/d May 9, 2012 represent (a) 0 shares as to which the DMB Article III Trust 3 u/a/d May 9, 2012 has sole dispositive and voting power, and (b) 352,675 shares as to which the DMB Article III Trust 3 u/a/d May 9, 2012 has shared dispositive and voting power.

The 116,442 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by the 2012 Trust No. 3 u/a/d December 20, 2012 represent (a) 0 shares as to which the 2012 Trust No. 3 u/a/d December 20, 2012 has sole dispositive and voting power, and (b) 116,442 shares as to which the 2012 Trust No. 3 u/a/d December 20, 2012 has shared dispositive and voting power.

The 1,052,732 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by The Dorothy M. Byrne Revocable Trust represent (a) 0 shares as to which The Dorothy M. Byrne Revocable Trust has sole dispositive and voting power, and (b) 1,052,732 shares as to which The Dorothy M. Byrne Revocable Trust has shared dispositive and voting power.

The 1,694,425 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by Robert Snyder represent (a) 0 shares as to which Robert Snyder has sole dispositive and voting power, and (b) 1,694,425 shares as to which Robert Snyder has shared dispositive and voting power solely in his capacity as co-trustee of Dorothy M. Byrne 2014 GRAT No. 3, DMB Article III Trust 3 u/a/d May 9, 2012, 2012 Trust No. 3 u/a/d December 20, 2012 and The Dorothy M. Byrne Revocable Trust.  Mr. Snyder has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

The 1,694,425 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by Daniel Mosley represent (a) 0 shares as to which Daniel Mosley has sole dispositive and voting power, and (b) 1,694,425 shares as to which Daniel Mosley has shared dispositive and voting power solely in his capacity as co-trustee of Dorothy M. Byrne 2014 GRAT No. 3, DMB Article III Trust 3 u/a/d May 9, 2012, 2012 Trust No. 3 u/a/d December 20, 2012 and The Dorothy M. Byrne Revocable Trust.  Mr. Mosley has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.